TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PARLUX FRAGRANCES, INC.
                            (Name of Subject Company)

                         QUALITY KING DISTRIBUTORS, INC.
                                   ILIA LEKACH
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    701645103
                      (CUSIP Number of Class of Securities)



ALFRED R. PALIANI, ESQ.                 ILIA LEKACH
QUALITY KING DISTRIBUTORS, INC.         137 GOLDEN BEACH DRIVE
2060 NINTH AVENUE                       GOLDEN BEACH, FL 33160
RONKONKOMA, NY 11779                    TELEPHONE: (305) 933-8548
TELEPHONE: (631) 439-2000


          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

        GEOFFREY ETHERINGTON III               ALAN ARONSON
        D. ROGER GLENN                         AKERMAN SENTERFITT
        EDWARDS & ANGELL, LLP                  ONE SE THIRD AVENUE, 28TH FLOOR
        750 LEXINGTON AVENUE                   MIAMI, FLORIDA 33131
        NEW YORK, NEW YORK 10022               TELEPHONE: (305) 374-5600
        TELEPHONE: (212) 308-4411              FACSIMILE: (305) 374-5095
        FACSIMILE: (212) 308-4844

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION                             AMOUNT OF FILING FEE
        Not applicable                                    Not applicable




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/ /  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: Not applicable.            Filing party: Not applicable.
Form or registration no.: Not applicable.          Date filed: Not applicable.

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     /X/  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: / /

Items 1 through 11.

Not applicable.

Item 12.  Exhibits.

(a)(1)(A) Text of News Release issued by Quality King Distributors, Inc. and Ilia Lekach on May 19, 2003.

Exhibit Index

(a)(1)(A) Text of News Release issued by Quality King Distributors, Inc. and Ilia Lekach on May 19, 2003.